January 15, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Jan Woo, Staff Attorney

Matthew Crispino, Staff Attorney

Re:	Aruba Networks, Inc.

Form 10-K for Fiscal Year Ended July 31, 2012 (the “Form 10-K”)

Filed October 11, 2012

Form 10-Q for Fiscal Quarter Ended October 31, 2012 (the “Form 10-Q”)

Filed December 7, 2012

File No. 001-33347

Ladies and Gentlemen:

Aruba Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 3, 2013, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. Where additions or changes to disclosures in future filings are included, we have provided the revised language in bold text.

Form 10-K for Fiscal Year Ended July 31, 2012

Business, page 4

1.	We note your response to prior comment 1 which discusses the termination provisions of the agreements with ScanSource and Avnet Logistics U.S. LP and the most-favored nation clause in the agreement with ScanSource, Inc. However, it appears that you do not discuss the limited price protection provision in Amendments No. 1 and 4 to the Distributor Agreement with Avnet, Inc. Please tell us what consideration you have given to including a description of this provision and why you believe that this is not a material term that should be disclosed.

We respectfully advise the Staff that the limited price protection provision in Amendments No. 1 and 4 to the Distributor Agreement with Avnet, Inc. is both narrow in scope and specific to sales of our products through Avnet, Inc. to a single customer. More specifically, the limited price protection provision only applies for a period of 90 days following an increase in our product prices, which itself rarely occurs. Revenue from sales to this customer through Avnet constituted less than 5% of our total product revenue in fiscal 2010, 2011, and 2012. Moreover, the impact to our total product revenue from the few instances in which this provision was triggered represented less than 0.05% of the total product revenue from this customer during fiscal year 2012 and was less than 0.01% of the total product revenue during fiscal year 2010 and 2011. We do not expect business changes in future periods that would cause this limited termination provision to be material in any way.

Securities and Exchange Commission

January 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 47

2.	We note your response to prior comment 3 and the revised disclosures included in your October 31, 2012 Form 10-Q filing. Please further revise your disclosures in future filings to clarify the amount of tax savings to date, if any, resulting from the reorganization. To the extent you have not yet experienced any tax savings, disclose when you anticipate the restructuring will positively impact on your effective tax rate. In addition, please clarify how the amortization of the “deferred charge on IP restructuring” will impact your effective tax rate in fiscal year 2013 and beyond. Please include any proposed draft disclosures in your response.

We respectfully advise the Staff that as a result of the amortization of the deferred charge on IP restructuring and the existence of net operating losses and credit carryovers, we have not yet realized any tax savings from the corporate reorganization. Whether the reorganization will positively impact our effective tax rate in the future is dependent upon several factors including the mix of jurisdictional income in future years. However, based on our current projections, we anticipate realizing a benefit to our effective tax rate once the deferred charge to tax expense is fully amortized. We have disclosed the amounts of remaining deferred charges and the anticipated time frame over which the charge will amortize to tax expense. To supplement our discussion of these items in future quarters, we intend to disclose the then current period impact of the amortization of deferred charges on our annual effective tax rate. However, quantifying the impact of these charges on years beyond fiscal 2013 could be misleading given the significant uncertainty associated with estimating other key variables that are not related to the amortization of the deferred charge.

Consequently, we intend to supplement our disclosure to include the following additional disclosure, in bold below, in the MD&A of future filings:

“In fiscal 2012, we implemented a new structure of our corporate organization to more closely align our corporate organization with the international nature of our business activities and to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions.

We also recorded a deferred charge during the first quarter of fiscal 2012 related to the deferral of income tax expense on intercompany profits that resulted from the sale of our intellectual property rights outside of North and South America to our Irish subsidiary. The deferred charge is included in prepaid and other assets and other non-current assets on the Consolidated Balance Sheets. As of [January 31, 2013], the balance in prepaid and other assets was [$x.x] million, and [$x.x] million in other non-current assets. The deferred charge is amortized on a straight-line basis as a component of income tax expense over three to five years, based on the economic life of the intellectual property, and will increase our effective tax rate during the amortization period. The deferred charge resulted in a [xx.x] point increase to our annual effective tax rate as of [January 31, 2013] from [xx.x%] to [xx.x%]. While we have not realized any tax savings to date, we expect to realize a reduction in our effective tax rate as a result of our corporate reorganization after the deferred charges have been fully amortized.”

Securities and Exchange Commission

January 15, 2013

We note that, had we made this supplemental disclosure in our Form 10-Q, we would have disclosed a 30.7 point increase from 55.5% to 86.2% in our annual effective tax rate as of October 31, 2012, associated with the amortization of the deferred charge.

Form 10-Q for Fiscal Quarter Ended October 31, 2012

Note 1. The Company and its Significant Accounting Policies

Prior period adjustment, page 6

3.	We note that during the three months ended October 31, 2012, you recorded an out-of-period adjustment to correct an error related to the quarter ended July 31, 2012, which increased the provision for income taxes by $1.8 million. Please explain further the nature of this adjustment. We further note that you assessed the impact of this adjustment on previously reported financial statements and concluded that the adjustment is not material, either individually, or in the aggregate. It is not clear how you arrived at your conclusion as the quantitative impact of this error appears to be significant. Please provide us with your materiality analysis that supports your conclusion. Please ensure that your response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other qualitative factors considered. We refer you also to the guidance in SAB 108.

We respectfully advise the Staff that, during the financial statement preparation and review process for the first quarter of fiscal 2013, we identified an error in our Income Tax Provision calculation related to the fourth quarter of fiscal 2012. The error related to the calculation of non-deductible stock based compensation and resulted in the recalculation of our deferred tax asset related to stock compensation deductions. The error resulted in over-recognition of deferred tax assets related to stock-based compensation for international employees, for which no deduction was allowed, and understatement of income tax expense. The error caused the Income Tax Provision for the fourth quarter of fiscal 2012 to be understated by $1.8 million and deferred tax assets to be overstated by $1.8 million. In accordance with our regular financial reporting process, we reviewed our quarterly financial results for the first quarter of fiscal 2013 with our Audit Committee, including a complete discussion of the error and management’s assessment that the error was immaterial.

We have summarized below the impact of the error on our key financial statement line items, indicating the “as reported” amount on our Form 10-Q and 10-K filings as compared to the “as if adjusted” amount which reflects the line item had no error occurred:

Securities and Exchange Commission

January 15, 2013

	For the three months ended					For the twelve months-ended
	31-Oct-12	31-Jul-12	30-Apr-12	31-Jan-12	31-Oct-11	31-Jul-12
(in $000, except per share data)	FY 2013 - Q1	FY 2012 - Q4	FY 2012 - Q3	FY 2012-Q2	FY 2012- Q1	FY 2012
Revenue -as reported	144,482	139,249	131,894	126,275	119,351	516,769
Increase / (Decrease) as a result of the error	—	—	—	—	—	—

Revenue -as if adjusted	144,482	139,249	131,894	126,275	119,351	516,769

% change to “as reported”	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Income before tax -as reported	5,123	4,495	2,929	3,479	2,657	13,560
Increase / (Decrease) as a result of the error	—	—	—	—	—	—

Income before tax -as if adjusted	5,123	4,495	2,929	3,479	2,657	13,560

% change to “as reported”	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Provision for (benefit from) income taxes -as reported	5,949	7,525	(3,099)	14,861	3,124	22,411
Increase / (Decrease) as a result of the error	(1,783)	1,783	—	—	—	1,783

Provision for (benefit from) income taxes -as if adjusted	4,166	9,308	(3,099)	14,861	3,124	24,194

% change to “as reported”	30.0%	-23.7%	0.0%	0.0%	0.0%	-8.0%

Effective tax rate -as reported	116.1%	167.4%	-105.8%	427.2%	117.6%	165.2%
Increase / (Decrease) as a result of the error	-34.8%	39.7%	0.0%	0.0%	0.0%	13.2%

Effective tax rate -as if adjusted	81.3%	207.1%	-105.8%	427.2%	117.6%	178.4%

Net income (loss) -as reported	(826)	(3,030)	6,028	(11,382)	(467)	(8,851)
Increase / (Decrease) as a result of the error	1,783	(1,783)	—	—	—	(1,783)

Net income (loss) -as if adjusted	957	(4,813)	6,028	(11,382)	(467)	(10,634)

% change to “as reported”	215.9%	-58.8%	0.0%	0.0%	0.0%	-20.1%

Net income (loss) per common share diluted -as reported	(0.01)	(0.03)	0.05	(0.11)	—	(0.08)
Increase / (Decrease) as a result of the error	0.02	(0.02)	—	—	—	(0.02)

Net income (loss) per common share diluted -as if adjusted*	0.01	(0.04)	0.05	(0.11)	—	(0.10)

% change to “as reported”	215.9%	-58.8%	0.0%	0.0%	0.0%	-22.2%

Non-GAAP net income (loss) -as reported	22,088	22,082	19,372	19,365	16,715	77,534
Increase / (Decrease) as a result of the error	—	—	—	—	—	—

Non-GAAP net income (loss) -as if adjusted	22,088	22,082	19,372	19,365	16,715	77,534

% change to “as reported”	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Non-GAAP net income (loss) per common share diluted -as reported	0.18	0.18	0.16	0.16	0.14	0.64
Increase / (Decrease) as a result of the error	—	—	—	—	—	—

Non-GAAP net income (loss) per common share diluted—as if adjusted	0.18	0.18	0.16	0.16	0.14	0.64

% change to “as reported”	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

*

The EPS impact of the $1.8 million error is $0.016 which rounds to $0.02. However in FY Q4’12 the rounded “as if adjusted” impact is only $0.01 lower than “as reported” because the “as reported” net loss per common share diluted was correctly rounded up to $0.03 from $0.027 and when $0.016 is added to $0.027 the result is $0.043 which correctly rounds down to $0.04

Note 1: This table does not include previously-identified, smaller out-of-period errors which were corrected during fiscal 2012. These errors were disclosed in our Form 10-K and were also considered in our overall assessment of the materiality of the $1.8 million error.

Note 2: We define our Non-GAAP measures in our quarterly earnings releases as follows:

“In addition to disclosing financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP), this press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP net income and non-GAAP earnings per share (EPS). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Non-GAAP net income and EPS. Aruba defines non-GAAP net income as net income plus stock-based expenses and related payroll taxes, amortization of acquired intangible assets and other acquisition related expenses, and the change in the valuation of the contingent rights liability, less the related tax effects. Aruba defines non-GAAP EPS as non-GAAP net income divided by the weighted average diluted shares outstanding. Aruba's management regularly uses these non-GAAP financial measures to understand and manage its business and believes that these non-GAAP financial measures provide meaningful supplemental information regarding the company's performance by excluding certain expenses that may not be indicative of Aruba's "recurring operating results," meaning its operating performance excluding not only stock-based expenses and related payroll taxes, but also discrete charges that are infrequent in nature. Further, Aruba's management excludes from non-GAAP net income the tax effects of these non-GAAP financial measures, as without excluding these tax effects, investors would only see the gross effect that excluding these expenses had on the company's operating results. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use, Aruba's management believes that providing non-GAAP financial measures that exclude stock-based expenses allows investors to compare these results with those of other companies, as well as providing management with an important tool for financial and operational decision making and for evaluating the company's operating results over different periods of time. Similarly, by excluding amortization expense of acquired intangible assets and other acquisition related expenses, and the change in the valuation of the contingent rights liability, less the related tax effects, Aruba's management believes that investors can better understand and measure the company's recurring operating results.

There are a number of limitations related to the use of non-GAAP net income and EPS versus net income and EPS calculated in accordance with GAAP. First, these non-GAAP financial measures exclude some costs, namely stock-based expenses and related payroll taxes, that are recurring. Stock-based expenses and related payroll taxes have been and will continue to be for the foreseeable future a significant recurring expense in Aruba's business. Second, stock-based awards are an important part of Aruba's employees' compensation and impacts their performance. Third, the components of the costs that Aruba excludes in its calculation of non-GAAP net income may differ from the components that its peer companies exclude when they report their results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluates these non-GAAP financial measures together with their most directly comparable financial measures calculated in accordance with GAAP. The accompanying tables provide reconciliations between these financial measures and their most directly comparable GAAP equivalents.”

Securities and Exchange Commission

January 15, 2013

We assessed the materiality of the $1.8 million error under the guidance of SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality, as well as SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement. We also considered the guidance provided in Accounting Standards Codification (“ASC”) 250-10-45-27 Materiality Determination for Correction of an Error and ASC 270-10-45-17, Adjustments Related to Prior Interim Periods of the Current Fiscal Year, in assessing the materiality of the error.

We considered that under the SAB No. 99 and No. 108 guidance, an assessment of materiality requires that one views the facts in the context of the surrounding circumstances. While the full impact of a financial misstatement includes the size of the misstatement in numerical or percentage terms (i.e., quantitative), it also includes the factual context in which the reader of the financial statements would view the misstatement (i.e., qualitative factors).

We therefore evaluated the effects of correcting the error identified during the quarter ended October 31, 2012 and concluded that the error was immaterial to the impacted periods.

Quantitative Analysis of Materiality:

We analyzed the quantitative impact of the error on the consolidated statements of comprehensive income, consolidated balance sheets, and consolidated statements of cash flows for the reporting periods affected.

Securities and Exchange Commission

January 15, 2013

Consolidated Statements of Comprehensive Income

The error in the Provision for (benefit from) income taxes, Net loss and Comprehensive loss in the quarters ended July 31, 2012 and October 31, 2012, as well as year ended July 31, 2012, exceeded 5% (as noted in the table above) with the percentage change being amplified in certain financial statement line items due to our breakeven results.

We considered the impact of the error to the income tax provision in relation to our results of operations for the fiscal fourth quarter ended July 31, 2012, fiscal 2012, as well as the fiscal first quarter-ended October 31, 2012 and our projected full-year results for fiscal 2013. Consistent with ASC 250-10-45-27, we consider the error to be immaterial to fiscal 2012 and to our projected results for fiscal 2013. We note that the error does not change our trend of earnings. Also, in concluding that the error was not material to any period, we considered that our effective tax rate differs significantly from statutory tax rates and is not indicative of our on-going results of operations as it is impacted significantly by the amortization of the deferred charge on IP restructuring resulting from the establishment of our new form of corporate organization.

We further considered the impact of the error on our Net loss. Our reported Net loss was close to breakeven throughout fiscal 2012 and for the quarter ended October 31, 2012, and we do not believe an investor would have had a changed view of our performance as a result of the error. We believe that our investors and analysts primarily use Revenue and non-GAAP earnings per share to evaluate our performance (as further discussed below). Consequently, regardless of the impact of this error, we still would have exceeded investor and analyst expectations for the quarters ended July 31, 2012 and October 31, 2012 because their expectations were based on our revenue and non-GAAP earnings per share.

The impact on Comprehensive loss was only a flow through impact from the Net loss financial statement line item.

Consolidated Balance Sheets

The quantitative effect of correcting the error on the consolidated balance sheet as of July 31, 2012 did not exceed 5% for any financial statement line item. The impact on Shareholders’ Equity is no more than 0.4% and the impact as a percentage of total assets is no more than 0.3%.

Consolidated Statements of Cash Flows

The error impacted only offsetting line items within cash flows from operating activities and did not impact the classification between operating, investing, and financing activities.

Qualitative Analysis of Materiality:

While the error in the Provision for (benefit from) income taxes, Net loss and Comprehensive loss in the quarters ended July 31, 2012 and October 31, 2012 as well as the year ended July 31, 2012, exceeded 5% we believe that, based on the qualitative factors described below, the impact of the error in regard to our results of operations was not material. We believe that, for the reasons described below, these qualitative factors weigh heavily in the ultimate determination of materiality with respect to the error.

Securities and Exchange Commission

January 15, 2013

1.	The most important variables in investors’ and analysts’ evaluation of our business and results of operations are revenue and non-GAAP earnings per share. The error did not affect these financial measures in any way. Moreover, the error had no impact on our gross margin, operating margin, operating expense or operating income as reported on a GAAP basis. While the error changed our small Net income to a small Net loss in the quarter-ended October 31, 2012, we believe these other financial measures, GAAP and Non-GAAP, which were not impacted by the error, were more relevant indicators of our results of operations to investors and analysts.

2.	We supplement our financial results with non-GAAP financial measures that we provide to investors and analysts during our quarterly earnings call and which we believe allows them to better understand and measure our recurring operating results. In addition to non-GAAP earnings per share (as referenced in point #1 above), these non-GAAP financial measures include gross margin, operating expense, operating income, and tax rate. The error had no impact on these non-GAAP financial measures.

3.	The Provision for (benefit from) income taxes changed significantly during fiscal 2012 and the first quarter of fiscal 2013 as compared to fiscal 2011 due to several factors. These factors include items not reflective of our ongoing business such as the impact of the deferred charge on IP restructuring resulting from the establishment of our new form of corporate organization. Consequently, we believe that investors and analysts are looking to our non-GAAP tax rate in fiscal 2012 and 2013, which we provide in our quarterly earnings call, in evaluating our current and future earnings because it excludes these items not reflective of our ongoing business. Our non-GAAP tax rate excludes the tax impact of all Non-GAAP adjustments to financial statement line items on the statement of comprehensive income, including the impact of stock based compensation. Thus, the impact of the error which related to the deductibility of international stock-based compensation is excluded from our non-GAAP tax provision. Therefore, we do not believe that a fluctuation of $1.8 million in the tax provision in the quarters ended July 31, 2012 and October 31, 2012, as well as fiscal 2012, would be considered material by investors and analysts.

An evaluation of analyst reports for the quarters ended July 31, 2012 and October 31, 2012 evidence our investors’ focus on Revenue and non-GAAP Earnings per share when evaluating our business and results of operations:

Excerpts from analyst reports for the quarter ended July 31, 2012:

a.	Analyst Report #1 – “Aruba reported a better top- and bottom-line F4Q (July), with revenue at $139 mn vs [our]/Street at $138 mn/$137 mn and non-GAAP EPS of $0.18, above [our]/Street at $0.17.”

b.	Analyst Report #2 – “Aruba reported 4QF12 results of $139.2MM in revenue, up 22% y/y, and $0.18 NG EPS, both above consensus of $136.8MM and $0.16.”

Securities and Exchange Commission

January 15, 2013

c.	Analyst Report #3 – “Aruba reported FYQ4 revenues of $139 million, above our estimate and consensus of $137 million. Pro-forma EPS was $0.18, above our estimate of $0.16 and consensus of $0.17.”

Excerpts from analyst reports for the quarter ended October 31, 2012:

a.	Analyst Report #1 – “Aruba reported a better top- and bottom-line F1Q13 (Oct), with revenue at $144.5 mn above [our]/Street at $143.5 mn/$142.54 mn and non-GAAP EPS of $0.18 in line with [our] at $0.18 and above the Street at $0.17.”

b.	Analyst Report #2 – “Aruba reported 1QF13 results of $144.5MM in revenue, up 21% y/y, and $0.18 NG EPS, both above consensus of $142.5MM and $0.17.”

c.	Analyst Report #3 – “Aruba reported FYQ1 revenues of $145m, above our estimate of $142m and consensus of $143m. Pro-forma EPS was $0.18, above our estimate and consensus of $0.17.”

Further, when we disclosed this out-of-period error in our Form 10-Q for the quarter-ended October 31, 2012, no analysts or other third party asked management to provide them with any further information about the error.

In addition, we considered the following qualitative factors in reaching our conclusion:

Materiality Assessment Criteria	Our Analysis

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatements arose from items which are capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends	No, we have been in position of GAAP breakeven and increasing non-GAAP profitability and the error does not change this trend.

Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise	With or without the identified misstatements, we would have met analyst consensus expectations in the quarters ended July 31, 2012 and October 31, 2012 because these expectations were based on revenue and non-GAAP earnings per share which were not impacted by the error.

Whether the misstatement changes a loss into income or vice versa	The misstatement changed our small net income to a small net loss in the three months ended October 31, 2012, but did not change our net loss position for the fiscal year 2012 and the quarter ended July 31, 2012.

Securities and Exchange Commission

January 15, 2013

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	We only operate in one segment.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	No.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No management compensation was affected by the error, including Section 16 officers.

Whether the misstatement involves concealment of an unlawful transaction.	No.

Whether the misstatement was intentional by management.	No.

Based on the quantitative and qualitative considerations discussed, we concluded that the error was not material to any of the periods previously presented or to our trend in earnings or to our forecasted results for fiscal 2013.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5110. Thank you for your assistance.

Securities and Exchange Commission

January 15, 2013

Sincerely, ARUBA NETWORKS, INC.

/s/ Michael M. Galvin
Michael M. Galvin Chief Financial Officer

Cc:	Damien Eastwood, Vice President, General Counsel

Aruba Networks, Inc.